EATON & VAN WINKLE LLP
                                  3 Park Avenue
                               New York, NY 10016

                                  June 8, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

            Re.   Domain Registration, Corp.
                  Preliminary Schedule 14C
                  File No. 000-25487

Ladies and Gentlemen:

      On behalf of Domain Registration, Corp., a Nevada corporation (the "Company"), I am submitting a preliminary Schedule 14C in connection with certain amendments to the Company's Articles of Incorporation changing its corporate name, authorizing the issuance of "blank-check" preferred stock and increasing the number of shares of its authorized common stock, as well as an amendment to its By-laws increasing the number of directors constituting the entire Board of Directors. The amendments were adopted by its Board of Directors and approved by written consent of the holders of a majority of its outstanding shares.

      Please direct your comments, if any, or questions concerning this filing to me at (212) 561-3604, or in my absence to Mark Orenstein at (212) 561-3638, or fax them to (212) 779-9928, 9930 or 9931.

                                                   Very truly yours,


                                                   /s/ Vincent J. McGill